UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3*)

                           MDSI Mobile Data Solutions
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    55268N100
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                  June 3, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 55268N100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               10,503 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              9,310 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            10,503 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                      9,310 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,813 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.24%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 55268N100

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               265,052 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            265,052 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             265,052 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.24%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 55268N100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               24,436 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            24,436 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,436 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.30%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 55268N100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               81,524 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            81,524 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,524 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.00%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 55268N100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               29,590 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            29,590 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           29,590 Shares of Common Stock
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.36%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of MDSI Mobile Data Solutions, Inc., 10271 Shellbridge Way, Richmond, BC, V6X 2W8, Canada.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC*, LMF, LOF and LMOF ("Loeb") had previously acquired shares of Common Stock for investment purposes and with a view to having a greater voice in the Issuer's affairs. Loeb reserves the right to sell shares of the Common Stock or to acquire additional shares of the Common Stock in an open market transaction or otherwise. As of the date hereof, Loeb does not have any specific plans or proposals for any strategic corporate transactions related to the Issuer, but had previously met with management of the Issuer and may desire to have further discussions with management on a number of issues and topics. The issues and topics include, but are not limited to: ? Strategic plans for creating and maximizing shareholder value, including a possible sale of the Issuer to a third party or to Loeb or its affiliates ? The Issuer's cost structure and business plans ? Board of Director representation for Loeb ? Rules that govern the Issuer's acquisition program that will prevent transactions that dilute the Issuer's free cash flow per share. Loeb reserves the right to pursue these discussions, purchase additional Common Stock and other securities of the Issuer, sell some or all of its Common Stock, engage in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or change its intention partially or entirely with respect to any and all matters referred to in Item 4.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of June 2, 2005.

                                   Shares of Common Stock

Loeb Arbitrage Fund                      265,052
Loeb Partners Corporation*                19,813
Loeb Offshore Fund Ltd.                   24,436
Loeb Marathon Fund LP                     81,524
Loeb Marathon Offshore Fund Ltd.          29,590
                                         --------
                                         420,415

The total shares of Common Stock constitutes 5.13% the 8,190,000 outstanding shares of Common Stock as reported by the issuer.
 -------------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.
(b) See  paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty (60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         04-29-05        238              $5.06
                              05-05-05        183               4.63


                                     Sales of Common Stock
Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          04-01-05         56              $6.37
                              04-06-05         62               6.39
                              04-20-05        174               6.09
                              04-29-05        255               5.09
                              04-29-05        255               5.01
                              05-11-05        515               4.49
                              05-13-05        308               4.65
                              05-13-05         78               4.57
                              05-20-05         11               4.94
                              05-23-05         67               5.12
                              05-24-05        149               5.01
                              05-25-05        613               4.86
                              05-27-05        259               4.98
                              06-02-05        529               5.01


Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           04-01-05        691              $6.37
                              04-04-05       1970               6.31
                              04-06-05        769               6.39
                              04-06-05       5485               6.36
                              04-20-05       2130               6.09
                              04-29-05       3134               5.01
                              04-29-05       3135               5.09
                              05-11-05       6248               4.49
                              05-13-05       7142               4.57
                              05-13-05       3755               4.65
                              05-13-05       3755               4.65
                              05-20-05        125               4.94
                              05-23-05        813               5.12
                              05-25-05        300               5.04
                              05-25-05       1413               5.01
                              05-25-05       7435               4.86
                              05-25-05        100               5.02
                              05-25-05       3142               4.98
                              06-02-05       6425               5.01


Holder                            Date     Shares      Average Price
Loeb Offshore Fund, Ltd.      04-01-05         63              $6.37
                              04-04-05        630               6.31
                              04-06-05        462               6.36
                              04-06-05         69               6.39
                              04-20-05        194               6.09
                              04-29-05        285               5.09
                              04-29-05        286               5.01
                              05-11-05        580               4.49
                              05-13-05        348               4.65
                              05-13-05        124               4.57
                              05-20-05         12               4.94
                              05-23-05         75               5.12
                              05-24-05        168               5.00
                              05-25-05        690               4.86
                              05-27-05        292               4.98
                              06-02-05        696               4.29



Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         04-01-05        290              $6.37
                              04-06-05       1580               6.36
                              04-20-05       1100               6.09
                              04-22-05        197               6.24
                              04-29-05        955               5.09
                              04-29-05        971               5.01
                              05-11-05       1949               4.49
                              05-13-05       1167               4.65
                              05-13-05       1949               4.57
                              05-20-05         38               4.94
                              05-23-05        253               5.12
                              05-24-05        472               5.01
                              05-24-05         92               5.11
                              05-25-05       2321               4.86
                              05-26-05        808               4.98
                              05-27-05        206               4.98
                              05-27-05        787               4.98
                              06-02-05       1798               5.01


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        04-06-05        573              $6.36
     Fund Ltd.                04-20-05        400               6.09
                              04-22-05         63               6.24
                              04-29-05        354               5.01
                              04-29-05        370               5.09
                              05-11-05        708               4.49
                              05-13-05        707               4.57
                              05-13-05        423               4.65
                              05-20-05         14               4.93
                              05-24-05        298               5.01
                              05-25-05        841               4.86
                              05-27-05        348               4.98
                              05-27-05         86               4.98
                              05-27-05        172               4.98
                              06-02-05        652               5.01


--------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June  6,  2005                           Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                             Executive Vice President

June 6, 2005                              Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                      By: /s/ Gideon J. King
                                                     President

June 6, 2005                               Loeb Offshore Fund Ltd.



                                       By: /s/ Gideon J. King
                                               Director

June 6, 2005                               Loeb Marathon Fund LP
                                   By: Loeb Arbitrage Management, Inc., G.P.


                                    By: /s/ Gideon J. King
                                            President

June 6,  2005                               Loeb Marathon Offshore Fund Ltd.


                                    By: /s/ Gideon J. King
                                            Director